
06011900

13 January 2006 Date

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Annual General Meeting in Nordea 5 April 2006**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall


SEC MAIL
RECEIVED
PROCESSING
MAR 22 2006
WASH. D.C.
209
SECTION

Nordea Bank AB (publ)

www.nordea.com

Company registration number/VAT number 516406-0120/SE663000019501. The board is domiciled in Stockholm, Sweden

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 2 March 2006 1(10)

Annual General Meeting in Nordea on 5 April 2006

The Board of Directors of Nordea Bank AB (publ) has today given notice to its shareholders that the Annual General Meeting will be held on Wednesday 5 April 2006 at 10.00 Swedish time in Aula Magna, Stockholm University. Shareholders may also participate in the meeting via telecommunication at Bella Center in Copenhagen and at Finlandia Hall in Helsinki.

The notice convening the Annual General Meeting is published today in Dagens Nyheter, Post- och Inrikes Tidningar, Svenska Dagbladet, Berlingske Tidende, Jyllands-Posten, Statstidende, Helsingin Sanomat and Hufvudstadsbladet. The notice is also available on Nordea's website www.nordea.com.

Nordea's Annual Report for 2005 will be available on www.nordea.com today Thursday, 2 March 2006. The printed report will be available in mid-March. A summary of the Annual Report in Danish, English, Finnish, Norwegian and Swedish will be available at the branch offices in mid-March.

For further information:
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 7916


SEC MAIL
RECEIVED
PROCESSING
MAR 22 2006
WASH. D.C.
209
SECTION

The shareholders of Nordea Bank AB (publ) are hereby summoned to the Annual General Meeting of Shareholders on Wednesday 5 April 2006

The annual general meeting will be held at 10.00 Swedish time in the Aula Magna, Stockholm University, Frescativägen 6, Stockholm.

The shareholders may also participate in the annual general meeting through telecommunication

- at 11.00 Finnish time in the Finlandia Hall, Congress Wing, Mannerheimintie 13 e, Helsinki
- at 10.00 Danish time in the Bella Center, Center Boulevard 5, Copenhagen.

Registration of participation at the annual general meeting will be terminated at the opening of the annual general meeting.

The premises will open at 08.15 local time in both Stockholm and Copenhagen, and at 09.15 local time in Helsinki. At 09.00 in Copenhagen and Stockholm and 10.00 in Helsinki, the executive management will hold an information meeting and will then answer questions from the shareholders.

Common instructions to all shareholders

Shareholders who wish to participate in the annual general meeting shall be entered in the share register maintained by the Swedish Securities Register Center (VPC AB) not later than 30 March 2006. The following shareholders therefore must temporarily re-register their shares in their own names with VPC AB in Sweden to be entitled to participate at the annual general meeting.

- Shareholders whose shares are held in trust in Sweden
- Shareholders who are holders of Finnish Depositary Receipts in Finland
- Shareholders who are holders of shares registered in VP Securities Services (VP) in Denmark

Such re-registration will be completed at VPC AB in Sweden by 30 March 2006. This means that the shareholder shall, in good time prior to this date, inform the trustee about this.

Instructions to holders of shares registered in VPC AB in Sweden

Notification of participation in the annual general meeting shall be made to Nordea Bank AB (publ) (the "Bank") at the latest on 30 March 2006 at 13.00 Swedish time at the following address: Nordea Bank AB (publ), Custody Operations, A 204, SE-105 71 Stockholm, or by telephone +46 8 614 97 10, or by fax: +46 8 791 76 45, or on the Internet at the following address: www.nordea.com.

Instructions to holders of Finnish Depositary Receipts (FDR) in Finland

Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 29 March 2006 at 16.00 Finnish time to Nordea Bank Finland Abp, 2698 Corporate Actions Operations, 00020 Nordea, or by telephone +358 9 165 51394 or +358 9 165 51406 or fax +358 9 637 256, or on the Internet at the following address: www.nordea.com.

Shareholders whose shares are registered in the shareholders' own names with VPC AB in Sweden may also notify their participation in the annual general meeting later, however not later than 30 March 2006 at 14.00 Finnish time in the above-mentioned manner.

Instructions to holders of shares registered in VP in Denmark

Request for re-registration in one's own name and notification of participation in the annual general meeting shall be made at the latest on 29 March 2006 at 12.00 noon Danish time to one of Nordea Bank Danmark's branch offices, or to Nordea Bank Danmark A/S, Issuer Services, H.H., P.O. Box 850, 0900 Copenhagen C, or by telephone +45 33 33 33 01 or fax +45 33 33 10 31, or on the Internet at the following address: www.nordea.com.

Shareholders whose shares are registered in the shareholders' own names with VPC AB in Sweden may also notify their participation in the annual general meeting later, however not later than 30 March 2006 at 13.00 Danish time in the above-mentioned manner.

At the re-registration, each shareholder should state in which financial institute the shares are registered and the account number.

Other information

When giving notice of participation, each shareholder should state in which place participation will take place. Shareholders who have their shares registered in more than one country should state this at the time of notification of participation.

Representation by proxy
Shareholders who are represented by a proxy shall issue a written, dated proxy for the representative. The proxy is valid for one year after its execution. The proxy in original should be presented to the Bank at one of the above-mentioned addresses in good time prior to the annual general meeting. If the proxy is issued by a legal entity, a certified copy of the registration certificate or an equivalent certificate of authority shall be submitted.

Advisers
Shareholders or their proxies may bring at most two advisers to the annual general meeting. An adviser to a shareholder may be brought to the annual general meeting only if the shareholder gives notice to the Bank of the number of advisers in the manner mentioned above in connection with the shareholder's notification of participation.

Proposed agenda

1. Election of a chairman for the general meeting.
2. Preparation and approval of the voting list.
3. Approval of the agenda.
4. Election of at least one minutes checker.
5. Determination whether the general meeting has been duly convened.
6. Submission of the annual report and consolidated accounts, and of the audit report and the group audit report.
   In connection herewith: presentation of the board of directors' work and speech by the Group CEO.
7. Adoption of the income statement and the consolidated income statement, and the balance sheet and the consolidated balance sheet.
8. Decision on dispositions of the Bank's profit according to the adopted balance sheet.
9. Decision regarding discharge from liability for the members of the board of directors and the managing director.
   (The auditor recommends discharge from liability)
10. Determination of the number of board members.
11. Determination of fees for board members and auditors.
12. Election of board members and chairman of the board.
13. The nomination committee's proposal for a decision on the establishment of a nomination committee.
14. The board of directors' proposal for a decision on amendment to the articles of association.
    a. Amendments to articles 10 and 11.
    b. Introduction of new article 11.
    c. Amendments to articles 3, 4, 6-9, 13 and 15.
15. The board of directors' proposal for a decision on reduction of share capital.
16. The board of directors' proposal for a decision on increase of share capital through bonus issue.
17. The board of directors' proposal for a decision on reduction of statutory reserve.
18. The board of directors' proposal for a decision on authorisation for the board of directors to decide on acquisition of shares in the Bank.
19. The board of directors' proposal for a decision on the purchase of own shares according to chapter 4 section 5 of the Swedish Securities Business Act (1991:981).
20. The board of directors' proposal for a decision on authorisation for the board of directors to decide on the raising of loans.
21. Approval of the board of directors' proposal regarding the principles for remuneration and other terms of employment for Group Executive Management.

Decision proposals etc

1. Election of a chairman for the general meeting

The nomination committee's proposal: Claes Beyer, member of the Swedish Bar Association.

8. Dispositions of the Bank's profit according to the adopted balance sheet

The board of directors and the managing director propose a dividend of 0.35 euro per share, and further, that the record date for dividend should be 10 April 2006. With this record date, the dividend is scheduled to be sent out by VPC AB on 19 April 2006.

10. Determination of the number of board members

The nomination committee's proposal: The number of board members, for the period until the end of the next annual general meeting of shareholders, shall be eleven.

11. Determination of fees for board members and auditors

The nomination committee's proposal: Remuneration shall amount to 240,000 euro for the chairman, and 93,000 euro for the vice chairman and 72,000 euro per member to other members. In addition, remuneration shall be paid for extraordinary board meetings in the amount of 1,750 euro per meeting attended and for committee meetings in the amount of 2,250 euro to the chairman of the committee and 1,750 euro to other members per meeting attended. By extraordinary board meeting is meant a meeting in addition to the thirteen ordinary meetings that the board holds until the next annual general meeting of shareholders. Remuneration shall not be paid to members who are employed by the Nordea Group.

The nomination committee's proposal: The auditor's fee shall be paid as per account.

12. Election of board members and the chairman of the board

The nomination committee's proposal: For the period until the end of the next annual general meeting of shareholders Kjell Aamot, Harald Arnkværn, Hans Dalborg, Gunnel Duveblad, Birgitta Kantola, Anne Birgitte Lundholt, Claus Høeg Madsen, Lars G Nordström, Timo Peltola and Maija Torkko shall be re-elected as board members, and Björn Savén shall be elected as board member. For the period until the end of the next annual general meeting of shareholders, Hans Dalborg shall be re-elected chairman. If Hans Dalborg's assignment as chairman of the board is discontinued prematurely, the board of directors shall elect a new chairman.

Björn Savén has been managing director in the Industri Kapital Group since 1993. He is chairman of the board of directors of Consolis Bonna Sabla S.A. and deputy chairman of Dynea International Oy and KCI Konecranes International Oyj. In addition, he is a member of the boards of directors of Eltel Networks Oy and Gardena AG.

13. Establishment of a nomination committee

The nomination committee's proposal: The general meeting, for the period until the end of the next annual general meeting, decides to establish a nomination committee with the task to present at the

coming general meeting, where election shall take place of board member and/or chairman of the board and/or auditor and/or decision shall be made regarding fees for board member and/or auditor, proposals to the general meeting for such decisions. The nomination committee shall consist of the chairman of the board of directors and four other members. The committee shall elect its chairman among themselves. The chairman of the board may not serve as chairman of the nomination committee. Shareholders with the four largest shareholdings in the Bank shall be entitled to appoint one member each. The nomination committee is entitled to co-opt a maximum of three persons who in respect of the work of the committee possess the required knowledge and experience of the social, business and cultural conditions that prevail in the regions and market areas in which the Group's main business operations are conducted. Co-opted members do not participate in the nomination committee's decisions. The committee will be constituted on the basis of the known shareholding in the Bank as per 30 September 2006. A co-opted member is entitled to remuneration from the Bank for work carried out as well as compensation for costs incurred, as decided by the committee.

14. Amendment to the articles of association

a. Amendments to articles 10 and 11

Article 10

Current wording	**Proposed wording**
Shareholders are entitled to participate in general meetings of shareholders in addition to in the premises for the meeting in Stockholm, also, via telecom links, in premises in Helsinki or Esbo and in premises in Greater Copenhagen and, if the board of directors so decides, also in premises in another location. *The languages employed at the general meeting of shareholders are to be Swedish, Finnish and Danish and, if the board of directors so decides, also another language.*	*The paragraph is abolished*

Article 11

Current wording	**Proposed wording**
Notice of a general meeting of shareholders shall be made through announcement: - *in Sweden in Swedish* in the Swedish Official Gazette and Dagens Nyheter, *Svenska Dagbladet or other Swedish daily newspaper with national coverage,* - *in Finland in Finnish in Helsingin Sanomat and in Swedish in Hufvudstadsbladet or, in Finnish or Swedish respectively, in other Finnish daily*	Notice of a general meeting shall be made through announcement in the Swedish Official Gazette and Dagens Nyheter.

newspaper,

- in Denmark in Danish in Statstidende and Berlingske Tidende or other Danish daily newspaper

- and, if the board of directors so decides, also in other foreign newspaper.

Notice of *an annual general meeting of shareholders* and notice of an extraordinary general meeting of shareholders where issue of amendment of the articles of association will be dealt with shall be made not earlier than six weeks prior to, and not later than four weeks prior to the general meeting. Notice of other extraordinary general meeting of shareholders shall be made not earlier than six weeks prior to, and not later than two weeks prior to the general meeting.

In order to participate in a general meeting of shareholders, shareholders must, be recorded in the share register in regard to the position *ten days* prior to the general meeting and, give notification to the company not later than 1:00 p.m. *Swedish time* on the day specified in the notice.

Notice of *an annual general meeting of shareholders* and notice of an extraordinary general meeting of shareholders where issue of amendment of the articles of association will be dealt with shall be made not earlier than six weeks prior to, and not later than four weeks prior to the general meeting. Notice of other extraordinary general meeting of shareholders shall be made not earlier than six weeks prior to, and not later than two weeks prior to the general meeting.

In order to participate in a general meeting of shareholders, shareholders must, be recorded in the share register *or other description* in regard to the position *five business days* prior to the general meeting and, give notification to the company not later than 1:00 p.m. on the day specified in the notice.
------

b. Introduction of new article 11

Article 11
The board of directors may gather proxies at the company's expense according to the procedure specified in chapter 7, section 4, second paragraph of the Companies Act.

c. Amendments to articles 3, 4, 6-9, 13 and 15

Article 3

Current wording

The object of the company is further to conduct financing operations and operations naturally connected therewith in accordance with Chapter 7 section 1 of the Banking and Financing Business Act. According to these provisions *the bank* may, in its operations, inter alia:

Proposed wording

The object of the company is further to conduct financing operations and operations naturally connected therewith in accordance with chapter 7, section 1 of the Banking and Financing Business Act. According to these provisions *the company* may, in its operations, inter alia
------
3. participate in financing, for example by acquiring claims and leasing property;

3. participate in financing, for example by acquiring claims and leasing *personal* property;

Articles 4, 6-9, 13 and 15

Articles 4, 6-9, 13 and 15 of the articles of association are amended as a result of the coming into force of the new Companies Act on 1 January 2006 according to the following.

Article 4 is amended so that the reference to nominal value is deleted.

Article 6, which now specifies the share's nominal value, is amended to specify the number of shares. Proposed wording:
The number of shares shall be a minimum of 1,000,000,000 and a maximum of 4,000,000,000.

Proposed wording of article 7:
The board of directors shall consist of at least six and no more than fifteen members. The board members are elected at the general meeting of shareholders for the period *until* the end of the *first* annual general meeting *of shareholders that is held after the year when the board member was elected.*

Each year, after the annual general meeting of shareholders, the board of directors shall adopt special rules of procedures for its operations.

Proposed wording of article 8:
One or two auditors shall be elected by the general meeting of shareholders for examination of the company's annual report and accounts and the administration of the board of directors and the managing director. The assignment as auditor will continue until the end of the annual general meeting of shareholders that is held during the fourth fiscal year after the election of auditors. *At the re-election of auditors the general meeting may determine that the assignment shall continue until the end of the annual general meeting of shareholders that is held during the third fiscal year after the election of auditors.*

Articles 9 and 13 are amended in Swedish so that "ordinarie bolagsstämma" is replaced by "årsstämma".

Proposed wording of article 15:
The company's shares shall be registered in a record register according to the Swedish Financial Instruments Registration Act (1998:1479).

15. Reduction of share capital

The board of directors' proposal: The general meeting resolves that the share capital of the Bank shall be reduced by 44,479,667.34 euro, meaning that the share capital after the execution of the reduction will amount to 1,028,089,943.12 euro. The reduction shall be made through retirement, without repayment, of the 112,231,700 shares that have been repurchased and are being held by the Bank. The reduction capital shall be allocated to funds to be utilised pursuant to a resolution by a general meeting of shareholders.

16. Increase of share capital through bonus issue

The board of directors' proposal: The general meeting resolves that the Bank's statutory reserve shall be reduced by 1,566,018,283.88 euro and that the reduction capital shall be transferred through a bonus issue to the Bank's share capital, which will be increased by a corresponding amount of 1,566,018,283.88 euro. No new shares will be issued in connection with the increase of the share capital.

After the execution of the bonus issue the share capital will total 2,594,108,227 euro. The quota value of the shares will increase from 0.39632 euro to 1 euro per share. After the execution of the bonus issue the statutory reserve will total 2,717,805,160.54 euro.

17. Reduction of statutory reserve

The board of directors' proposal: The general meeting resolves that the Bank's statutory reserve shall be reduced by 2,717,805,160.54 euro and that the reduction capital shall be allocated to funds to be utilised pursuant to a resolution by a general meeting of shareholders.

After the execution of the reduction pursuant to the proposals under items 16 and 17 the statutory reserves will be dissolved.

18. Authorisation of the board of directors to decide on acquisition of shares in the Bank

The board of directors' proposal: The general meeting authorises the board of directors, for the period until the next annual general meeting of shareholders, to decide on acquisitions of shares in the Bank on a stock exchange where the Bank's shares are listed, or by means of an acquisition offer directed to all shareholders in the Bank, up to a number not exceeding the equivalent of five per cent of the total number of shares in the Bank. Acquisitions shall be paid for primarily with money from funds appropriated by a general meeting. The aim of the acquisition of own shares is to distribute excess capital to the shareholders.

19. Purchase of own shares according to chapter 4, section 5 of the Swedish Securities Business Act (1991:981)

The board of directors' proposal: The general meeting resolves that the Bank, in order to facilitate its securities business, up until the next annual general meeting of shareholders, may purchase own shares according to chapter 4, section 5 of the Swedish Securities Business Act (1991:981). However, with the limitation that such shares must never exceed one per cent of the total number of shares in the Bank. The price for acquired shares shall equal the market price prevailing at the time of the acquisition.

20. Authorisation of the board of directors to decide on the raising of loans

The board of directors' proposal: The general meeting authorises the board of directors, for the period until the next annual general meeting of shareholders, to decide to take up loans under which the amount of interest or principal payable is fully or partly dependent on the dividend to the shareholders, the share price performance of the Bank's shares, the Bank's financial performance or the Bank's financial position.

21. The principles for remuneration and other terms of employment for Group Executive Management

The board of directors' proposal: Nordea shall adhere to the remuneration levels and terms of employment that are required to recruit and retain an executive management with competence and

capacity to attain the set goals. A fixed salary is paid for satisfactory work. In addition, it shall be possible to offer variable salary, which rewards clearly goal-related performance in a simple and transparent structure. Variable salary must not in general exceed 50 per cent of a fixed salary and will depend on the extent to which previously agreed targets have been fulfilled. Variable salaries are determined by the extent to which personal goals have been fulfilled in combination with the level of return on equity achieved or other financial targets.
Non-monetary benefits shall facilitate members of the management in their work performance and should correspond to what may be considered reasonable in relation to established practice in the market. Pension conditions shall also be adapted to conditions on the market in relation to the situation in the country where the member of the executive management permanently resides. Notice and severance pay may not all in all exceed 24 months' pay.

The above principles shall include the managing director and the managers who report to him and who are also members of Group Executive Management.

The nomination committee comprises Lars Johan Cederlund, representing of the Swedish state as a shareholder, Mogens Hugo Jørgensen, representing Nordea Danmark-fonden as a shareholder, Staffan Grefbäck, representing of Alecta pension insurance as a shareholder, Christer Elmehagen, representing AMF Pension as a shareholder, Hans Dalborg, chairman of the board of directors, and Juha Rantanen, appointed by the committee as a co-opted member. Juha Rantanen does not participate in the decisions of the nomination committee. Lars Johan Cederlund is the committee's chairman. The nomination committee has submitted proposals according to items 1 and 10-13 on the proposed agenda. A report on the nomination committee's work is available on the Bank's home page on the Internet as from today and will be forwarded free of charge to shareholders requesting this report and stating their postal address.

The accounts, the auditor's report and the board's motivated statement as well as the complete decision proposals regarding items 13-21 will be available at the Bank, address Hamngatan 10, Stockholm, Sweden, and at Nordea Bank Finland Abp, address Alexanterinkatu 36 B, Helsinki, Finland, and at Nordea Bank Danmark A/S, address Strandgade 3, Copenhagen C, Denmark, as from 21 March 2006, and will be sent free of charge to shareholders requesting such information and stating their postal address. The documents will also be available on the Bank's home page on the Internet at the address www.nordea.com from the same date.

Stockholm, March 2006
The Board of Directors